===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                            TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)


                                           Copy to:

   Christopher P. Baker                    Christopher G. Karras
   C.P. Baker & Company, Ltd.              Dechert Price & Rhoads
   120 Boylston St.                        4000 Bell Atlantic Tower
   Boston, Massachusetts  02116            1717 Arch Street
   (617) 423-1080                          Philadelphia, Pennsylvania 19103-2793
   (Name, address and telephone number of
    Person Authorized to Receive Notices
    and Communications)


                                 August 23, 1995
            (Date of Event which Requires Filing of this Statement)1


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
1)  Name of Reporting Person                Christopher P. Baker

    S.S. Or I.R.S. Identification
    No. of Above person                     ###-##-####

------------------------------------------------------------------------------
2)  Check the Appropriate Box                (a)  [  ]
    if a Member of a Group                   (b)  [  ]

------------------------------------------------------------------------------
3)  SEC Use Only

------------------------------------------------------------------------------
4)  Source of Funds                          PF

------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)           [ ]
------------------------------------------------------------------------------
6)  Citizenship or Place of Organization     U.S.A.

------------------------------------------------------------------------------
Number of Shares                             7)  Sole Voting
Beneficially Owned By                            Power                131,939
Reporting Person With                        ---------------------------------
                                             8)  Shared Voting
                                                 Power                    0
                                             ---------------------------------
                                             9)  Sole Dispositive
                                                 Power                 131,939
                                             ---------------------------------
                                             10) Shared Dispositive
                                                 Power                    0
                                             ---------------------------------

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person           131,939

------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares.     [X]*

------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                    5.05%

------------------------------------------------------------------------------
14) Type of Reporting Person                 IN

------------------------------------------------------------------------------


---------------------
*    Excludes 11,500 shares of Common Stock and Warrants to purchase
     2,087 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.



                               Page 2 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock $.001 par value (the "Common Stock") of Trans World Gaming Corp. (the "Issuer"). The principal place of business of the Issuer is One Penn Plaza, Suite 1503, New York, New York 10119-0002.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   The name of the filing person is Christopher P. Baker


         (b-c) Business address for Mr. Baker:

               C.P. Baker & Company, Ltd.
               120 Boylston Street
               Boston, MA 02116

               Mr. Baker's principal occupation is President of C.P. Baker & Company, Ltd. ("Baker Ltd."), a broker-dealer.

         (d) During the last five years, Mr. Baker has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Baker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Mr. Baker is a United States citizen.



                               Page 3 of 7 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On July 18, 1995, Baker Ltd. used its working capital to make open market purchases of 5,000 shares of Common Stock at $2.88 per share.

         On July 28, 1995, Baker Ltd. used its working capital to make an open market purchase of 2,500 shares of Common Stock at $2.81 per share.

         On July 31, 1995, Baker Ltd. used its working capital to make an open market purchase of 1,400 shares of Common Stock at $2.75 per share.

         On August 2, 1995, Baker Ltd. used its working capital to make an open market purchase of 1,000 shares of Common Stock at $2.75 per share.

         On August 3, 1995, Baker Ltd. used its working capital to make an open market purchase of 100 shares of Common Stock at $2.75 per share.

         On August 4, 1995, Baker Ltd. used its working capital to make open market purchases of 1,000 warrants to purchase Common Stock ("Company Warrants") at $0.38 per warrant.

         On August 7, 1995, Baker Ltd. used its working capital to make an open market purchase of 2,000 Company Warrants at $0.38 per warrant.

         On August 7, 1995, Baker Ltd. used its working capital to make open market purchases of 4,400 shares of Common Stock at $2.56 per share.

         On August 8, 1995, Baker Ltd. used its working capital to make open market purchases of 3,200 Company Warrants at $0.38 per warrant.

         On August 9, 1995, Baker Ltd. used its working capital to make open market purchases of 4,100 Company Warrants at $0.38 per warrant.

         On August 14, 1995, Baker Ltd. used its working capital to make an open market purchase of 1,000 Company Warrants at $0.38 per warrant.

         On August 15, 1995, Baker Ltd. used its working capital to make an open market purchase of 4,900 shares of Common Stock at $2.44 per share.

         On August 23, 1995, Baker Ltd. used its working capital to make open market purchases of 5,100 shares of Common Stock at $2.69 per share.



                               Page 4 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         Mr.  Baker has  acquired  the Common  Stock and  Company  Warrants  for investment  purposes.  Mr. Baker  intends  to  review,  from  time to time,  his investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, Mr. Baker may decide to convert all or some of the Company Warrants into Common Stock or to seek to acquire additional shares of Common Stock or Company Warrants on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock or Company Warrants that he owns.

         Except as set forth above, Mr. Baker, has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.



                               Page 5 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 131,939 shares of Common Stock (or 5.05% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 20,000 shares of Common Stock of which Mr. Baker is the record holder; 27,588 shares of Common Stock that may be acquired upon the exercise of Company Warrants of which Mr. Baker is the record holder; 35,000 shares of Common Stock of which Baker Ltd. is the record holder; 39,351 shares of Common Stock that may be acquired upon the exercise of Company Warrants of which Baker Ltd. is the record holder; and 10,000 shares of Common Stock of which C.P. Baker Partners, Limited Partnership ("Baker Partners") is the record holder. Mr. Baker owns 99% of the common stock of Baker Ltd., and so may be deemed to beneficially own the securities of the Issuer held by Baker Ltd. Baker Ltd. is the general partner of Baker Partners, and Mr. Baker may therefore be deemed to be the beneficial owner of the securities of the Issuer held by Baker Partners.

         (c)   See Item 3 above.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
         RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Baker and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



                               Page 6 of 7 Pages

                                   Signature
                                   ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  April 1, 1998                        /s/Christopher P. Baker
                                             -----------------------------------
                                             CHRISTOPHER P. BAKER



                               Page 7 of 7 Pages